Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.

Fisher Scientific to buy N.H.
neighbor Apogent Technologies
in $2.6B stock deal

03/17/2004 10:25 AM

The boards of directors of Fisher Scientific International Inc. of Hampton, N.H., and its neighbor up the coast, Portsmouth, N.H.-based Apogent Technologies Inc., have unanimously approved the purchase of Apogent by Fisher in a deal worth $2.6 billion.

Under the terms of the merger agreement, Apogent shareholders will receive, tax-free, 0.56 shares of Fisher Scientific’s common stock for each share of Apogent common stock they own. Based on Fisher’s closing price of $52.32 per share on March 16, 2004, this transaction would have a value of $29.30 per Apogent share.

Upon completion of the transaction, Fisher’s shareholders would own approximately 57 percent of the combined company, and Apogent’s shareholders would own approximately 43 percent. The companies say they anticipate that the transaction will be completed early in the third quarter of the 2004 calendar year.

“Today’s announcement represents a major strategic milestone for our company and will create a more integrated and efficient global supply network for our customers,” said Paul M. Montrone, chairman and chief executive officer of Fisher Scientific, in a statement. “With Apogent Technologies, Fisher Scientific has further enhanced its position in the life science, scientific research and clinical lab markets and created a stronger platform for growth. Joining forces with Apogent enables Fisher to create efficiencies for our customers and value for our shareholders.”

Upon closing of the transaction, Montrone will continue to serve as chairman and chief executive officer of Fisher, Paul M. Meister as vice chairman, and David T. Della Penta as president and chief operating officer. In addition, Frank H. Jellinek Jr., president and chief executive officer of Apogent Technologies, will serve as chairman emeritus of Fisher.

The deal is subject to the approval of the shareholders of both Fisher Scientific and Apogent Technologies, as well as customary regulatory approvals. Apogent would bring 5,100 employees to Fisher’s count of 9,100 worldwide.

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.